ANNUAL AND SPECIAL MEETING OF THE SHAREHOLDERS OF
SILVER STANDARD RESOURCES INC. (THE “COMPANY”)
Held on May 13, 2015
REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations (Section 11.3)

Shares represented at the meeting:	48,584,683
Total outstanding Shares as at Record Date:	80,754,434

MATTERS VOTED UPON	VOTING RESULTS
1. Set the Number of Directors	Votes in Favour	Votes Against
To set the number of directors at seven.	46,803,570 (98.89%)	523,254 (1.11%)
The number of directors was set at seven.
2. Election of Directors	Votes in Favour	Votes Withheld
The election of the following nominees as directors of the Company for the ensuing year or until their successors are appointed:
A.E. Michael Anglin	26,185,938 (98.63%)	363,853 (1.37%)
Gustavo A. Herrero	26,154,073 (98.51%)	395,718 (1.49%)
Beverlee F. Park	26,135,926 (98.44%)	413,865 (1.56%)
Richard D. Paterson	26,124,869 (98.40%)	424,922 (1.60%)
Steven P. Reid	26,221,583 (98.76%)	328,208 (1.24%)
John Smith	26,250,977 (98.87%)	298,814 (1.13%)
Peter W. Tomsett	26,184,539 (98.62%)	365,252 (1.38%)
Each of the seven nominees proposed by management was elected as a director of the Company.
3. Appointment of Auditors	Votes in Favour	Votes Withheld
The appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company and the authorization of the directors to set their remuneration.	47,973,145 (98.74%)	611,537 (1.26%)
PricewaterhouseCoopers LLP, Chartered Accountants, was re-appointed as the auditors of the Company and the directors were authorized to set their remuneration.
4. Reconfirmation, Ratification and Approval of Shareholders Rights Plan	Votes in Favour	Votes Against
The reconfirmation, ratification and approval of the Shareholders Rights Plan	26,055,739 (98.14%)	494,052 (1.86%)
The Shareholders Rights Plan was reconfirmed, ratified and approved.

May 14, 2015
Vancouver, British Columbia